UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2025

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805 Israel

+972-73-541-2206

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On February 27, 2025, Steakholder Foods Ltd. (the “Company”) entered into a share purchase agreement (“Purchase Agreement”) with Alumni Capital, LP (the “Investor”), whereby the Investor would purchase (i) 192,660 American Depositary Shares (“ADS”), each representing one hundred ordinary shares of the Company, no par value at an offering price of $1.269 per ADS, (ii) warrants to purchase up to 985,028 ADS with an exercise price of $2.00 per ADS (the “ADS Warrants”), and (iii) pre-funded warrants to purchase up to 792,368 ADSs (the “Pre-Funded Warrants”, and, collectively with the “ADS Warrants”, the “Warrants”), to the extent that the purchase of ADSs pursuant to the Purchase Agreement would have otherwise resulted in the Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the Company’s outstanding ADSs immediately following the consummation of the Purchase Agreement. Each of the Pre-Funded Warrants is exercisable for one ADS. The Pre-Funded Warrants have an exercise price of $0.0001 per ADS, are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Pursuant to the true-up provisions of the Purchase Agreement, if the lowest daily VWAP for the five trading days ending on the trading day following the date on which the resale registration statement to be filed by the Company is declared effective by the Securities and Exchange Commission (the “SEC”) (the “Lowest Daily VWAP”), is less than the initial per ADS purchase price, then the Company will be required to issue the Investor: (i) a number of ADSs (“True-Up ADSs”) (up to the Investor’s beneficial ownership limitation) and Pre-Funded Warrants (for any amount exceeding the beneficial ownership limitation, at a price of the Lowest Daily VWAP minus $0.0001, with an exercise price of $0.0001 each), equal in aggregate to the investment amount divided by the Lowest Daily VWAP, less the number of ADSs (including Pre-Funded Warrants) already issued to the Investor pursuant to the Purchase Agreement; (ii) an additional warrant to purchase up to a number of ADSs equal to the amount of True-Up ADSs, with an exercise price equal to $2.00. The Company will also reimburse Investor for certain specified expenses in connection with entering into the Purchase Agreement The Purchase Agreement contains customary representations and warranties and conditions to the sale of the ADSs and Warrants pursuant thereto. The closing of the transactions pursuant to the Purchase Agreement is expected to occur on or about February 28, 2025, subject to satisfaction of customary closing conditions.

In connection with the Purchase Agreement, the Company and the Investor have also entered into a Registration Rights Agreement, dated February 27, 2025 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement with the SEC (the “Resale Registration Statement”), providing for the resale of the ADSs, ADSs issuable from time to time upon exercise of the Pre-Funded Warrants and ADSs issuable from time to time upon exercise of the ADS Warrants as soon as reasonably practicable (and in any event within 5 business days of the date of the Purchase Agreement), and to use commercially reasonable efforts to have such Resale Registration Statement declared effective by the SEC no later than 90 days following the date of the Purchase Agreement and to keep the Resale Registration Statement effective at all times until the holder of the Warrants no longer owns any Warrants or Pre-Funded Warrants.

In addition, on February 27, 2025, the Company and the Investor also entered into a definitive agreement establishing an $8 million equity line of credit (“ELOC”) with the Investor (“ATMOA”). Pursuant to the ATMOA, the Company may sell to the Investor up to $8 million (the “Commitment Amount”) of the Company’s ADSs (the “Purchase Notice ADSs”) from time to time during the term of the ATMOA. The ATMOA contains customary representations, warranties, conditions and indemnification obligations of the parties. Pursuant to the ATMOA, the Company also agreed to file a registration statement with the SEC, covering the resale of the ADSs issued or sold to the Investor under the ATMOA under the Securities Act of 1933, as amended. (the “ELOC Registration Statement”) not later than seventy five calendar days following the execution date of the ATMOA.

In consideration for the Investor’s execution and delivery of the ATMOA, the Company agreed to pay the Investor a commitment fee equal to two percent of the Commitment Amount within three business days of the effective date of the ELOC Registration Statement (the “Commitment Fee”). At the Company’s election, the Commitment Fee is payable in (i) cash or (ii) ADS (based on the dollar volume-weighted average price of the ADSs on the business day immediately preceding the issuance date).

The Company cannot issue any ADSs to the Investor until the date that the ELOC Registration Statement is declared effective by the SEC and a final prospectus in connection therewith is filed and all of the other conditions set forth in the ATMOA are satisfied (such date, the “Commencement Date”).

Beginning on the Commencement Date and until June 30, 2026, under the terms and subject to the conditions of the ATMOA, from time to time, at the Company’s discretion, the Company has the right, but not the obligation, to issue to the Investor, and the Investor is obligated to purchase, the Purchase Notice Securities, subject to certain limitations set forth in the ATMOA. Specifically, from time to time, from and after the Commencement Date, the Company may, at its discretion, direct the Investor to purchase on any single business day no greater than $500,000 in ADSs, unless waived upon mutual discretion between the Company and the Investor, up to an amount no greater than $3,000,000. The purchase price in respect of any purchase notice shall equal the lowest dollar volume-weighted average price of the ADSs during the five business days prior to the closing of any purchase thereunder, multiplied by 94%.

The ATMOA also prohibits the Company from directing the Investor to purchase any ADSs if those ADSs, when aggregated with all other ADSs and ordinary shares then beneficially owned by the Investor and its affiliates, would result in the Investor and its affiliates having beneficial ownership, at any single point in time, of more than 4.99% of the voting power of the Company and the number of ordinary shares and ADSs outstanding immediately after to the issuance of Purchase Notice Securities.

The ATMOA will automatically terminate on the earlier of (i) June 30, 2026; (ii) the date on which the ADSs cease trading on the Nasdaq; and (iii) the date on which the Investor shall have purchased Purchase Notice Securities pursuant to this ATMOA for an aggregate purchase price of the Commitment Amount. The ATMOA does not include any of the following: (i) limitations on the Company’s use of amounts it receives as the purchase price for the ADSs sold to the Investor; (ii) financial or business covenants; (iii) restrictions on future financings; (iv) rights of first refusal; or (v) participation rights or penalties.

The foregoing description of each of the Purchase Agreement, ADS Warrant, Pre-Funded Warrant, Registration Rights Agreement and ATMOA is not complete and is qualified in its entirety by reference to the full text of each such agreement, a copy of which is filed herewith as Exhibit 10.1, 10.2, 10.3, 10.4 and 10.5 to this Report on Form 6-K, respectively, and is incorporated herein by reference.

On February 28, 2025, the Company issued a press release, attached hereto as Exhibit 99.1, announcing the foregoing events.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File Nos. 333-276845 and 333-264110) and on Form S-8 (File Nos. 333-255419, 333-267045, 333-271112 and 333-279010) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1	Securities Purchase Agreement, dated as of February 27, 2025, between the Company and the investor identified on the signature page thereto.
10.2	Form of ADS Warrant
10.3	Form of Pre-Funded Warrant
10.4	Registration Rights Agreement, dated as of February 27, 2025 between the Company and the investor identified on the signature page thereto
10.5	Any Market Purchase Agreement, dated as of February 27, 2025 between the Company and the investor identified on the signature page thereto
99.1	Press release, dated February 28, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
		Name:	Arik Kaufman
		Title:	Chief Executive Officer

Date: February 28, 2025

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